UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: October 20, 2023

WELIVV, INC.

(dba Applaudable, dba Moro)

Commission File Number: 024-11620

Delaware	81-2513851
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

228 Park Ave S PMB 44415

New York, New York 10003-1502

(646) 517-4336

Title of each class of securities issued pursuant to Regulation A: Class B Non-Voting Common Stock, par value $0.0001 per share

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Item 7. Departure of Certain Officers.

Effective October 20, 2023, Laurence Levi has resigned from the Board of Directors of WeLivv, Inc. His resignation was not the result of a disagreement between Mr. Levi and WeLivv, Inc. related to the ongoing operations of the company. As a result of Mr. Levi’s resignation, the Board of Directors currently consists of only Andrew Christodoulides, the company’s Chief Executive Officer, founder, and controlling shareholder.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WeLivv, Inc.

By:	/s/ Andrew Christodoulides
Name:	Andrew Christodoulides
Its:	Chief Executive Officer

Date:	October 20, 2023

2